Exhibit 16.1

200 Clarendon Street, Boston, MA 02116	Tel: +1 617 266 2000 ey.com

October 9, 2014

Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated October 9, 2014 of Five Star Quality Care, Inc. and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2013 and 2012 financial statements.

/s/ Ernst & Young LLP

A member firm of Ernst & Young Global Limited